
12025970

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ____________________

Commission File Number ________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ABBOTT LABORATORIES STOCK RETIREMENT PROGRAM

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ABBOTT LABORATORIES
100 Abbott Park Road
Abbott Park, Illinois 60064-6049

12:55


SEC MAIL PROCESSING
RECEIVED
JUN 25 2012
WASH., D.C.
196
SECTION

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ABBOTT LABORATORIES
STOCK RETIREMENT PLAN
DECEMBER 31, 2011 AND 2010

B102043

CONTENTS



Audit • Tax • Advisory
Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687
T 312.856.0200
F 312.565.4719
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Abbott Laboratories' Employee Benefit Board of Review
Abbott Laboratories Stock Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Abbott Laboratories Stock Retirement Plan (the Plan) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Chicago, Illinois
June 22, 2012

Abbott Laboratories Stock Retirement Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31,
(Dollars in thousands)

	2011	2010
Assets		
Cash	$ 2,544	$ 1,626
Investments, at fair value	6,464,618	6,157,433
Notes receivable from participants	127,052	128,519
Accrued interest and dividend income	2,587	90
Other receivables	355	-
Due from brokers	9,689	680
Total assets	6,606,845	6,288,348
Liabilities		
Other payables	1,054	-
Due to brokers	230,665	255,324
Total liabilities	231,719	255,324
Net assets reflecting all investments at fair value	6,375,126	6,033,024
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(4,493)	(6,661)
NET ASSETS AVAILABLE FOR BENEFITS	$6,370,633	$6,026,363

The accompanying notes are an integral part of these statements.

Abbott Laboratories Stock Retirement Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2011
(Dollars in thousands)

Additions	
Contributions	
Employer	$ 142,048
Participant	286,379
Total contributions	428,427
Investment income	
Net appreciation in fair value of investments	167,862
Interest and dividends	138,383
Net investment income	306,245
Interest income on notes receivable from participants	4,789
Total additions	739,461
Deductions	
Benefits paid to participants	409,993
Other expenses	342
Total deductions	410,335
Net increase prior to transfer	329,126
Plan transfers (note G)	15,144
NET INCREASE AFTER TRANSFER	344,270
Net assets available for benefits	
Beginning of year	6,026,363
End of year	$ 6,370,633

The accompanying notes are an integral part of this statement.

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Abbott Laboratories Stock Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

In general, United States employees of Abbott Laboratories ("Abbott") and selected participating subsidiaries and affiliates may, after meeting certain employment requirements, voluntarily participate in the Plan. Puerto Rico employees participate in the Abbott Laboratories Stock Retirement Plan (Puerto Rico), a separately sponsored plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Mercer Trust Company and Mercer HR Outsourcing LLC (collectively, "Mercer") are the custodian ("Custodian"), trustee ("Trustee") and record keeper of the Plan.

The Plan operates as a cash or deferred arrangement 401(k) plan and, effective October 1, 2001, is considered an employee stock ownership plan that meets the applicable United States Internal Revenue Code ("IRC") sections. Effective January 1, 2006, the Plan was amended to clarify that the portion of the Plan that is invested in Abbott shares is a permanent feature of the Plan.

Contributions and Vesting

Contributions to the Plan are paid to the Abbott Laboratories Stock Retirement Trust ("Trust"). The Trust is administered by Mercer and an Investment Committee comprised of three Abbott employees (the "Committee"). Employees are eligible to make contributions on any entry date following their date of hire. Eligible employees electing to participate contribute from 2% and may contribute up to 25% of their eligible earnings to the Trust, subject to certain limitations. Participants who have attained age 50 before the end of the Plan year and who are making the maximum pretax contributions are eligible to make catch-up contributions. The Plan also permits Roth 401(k) after-tax contributions and effective December 1, 2010 a Roth 401(k) conversion feature was offered. Participants may choose to make their contributions from pretax earnings, after-tax earnings or both. The pretax contributions are a pay conversion feature, which is a salary deferral option under the provisions of Section 401(k) of the IRC. Participant contributions may be invested in any or all of the investment options.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Employer contributions to the Plan are made each payroll period based on the participating employees' eligible earnings. The amount of the employer contribution is determined by the Board of Directors of Abbott and, for the years ended December 31, 2011 and 2010, was 5% of the participant's eligible earnings if the employee elected to contribute at least 2% of eligible earnings to the Plan. Employer contributions are invested each pay period according to the employee's investment elections.

Cash dividends on shares of Abbott common shares are (1) paid in cash to the participants or beneficiaries, (2) paid to the Plan and distributed in cash to participants or beneficiaries no later than 90 days after the close of the Plan's year in which paid or (3) paid to the Plan and credited to the applicable accounts in which shares are held, as elected by each participant or beneficiary in accordance with rules established by the administrator.

The Plan offered the following investment options in 2011 and 2010: Abbott common shares, SRP Short Term Investment Fund, American Funds (including Growth Fund of America, The Investment Company of America Fund, Washington Mutual Investors Fund, and EuroPacific Growth Fund), Vanguard Extended Market Index Fund, Vanguard Institutional Developed Markets Fund, Vanguard Institutional Index Fund Plus, Dodge & Cox Balanced Fund, PIMCO All Asset Fund, PIMCO Total Return Fund, Blackrock International Opportunities Fund, Blackrock Mid Cap Value Equity Fund and Wellington Mid Cap Growth Fund.

Effective January 29, 2010, various structural changes were made to several Plan investment options in order to lower investment management fees. American Fund investment options now offer Class R6 shares which have a lower expense ratio than the previously offered Class R5 shares, therefore the American Fund options moved from Class R5 to Class R6. During 2010, the BlackRock Funds and Dodge & Cox Balanced Fund portfolios were converted from mutual funds to managed accounts. During 2011, the Blackrock International Opportunities Fund was converted to a collective trust. Additionally in 2010, the SRP Stable Value Fund was renamed the SRP Short Term Investment Fund ("SRP STIF Fund"), reflecting a change in that fund's investment policy.

Abbott spun off its hospital products business, Hospira, Inc. ("Hospira"), in 2004 and Abbott shareholders received one share of Hospira stock for every ten shares of Abbott shares owned. Participants who received Hospira stock through this distribution may continue to hold the stock in their Plan accounts.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Participants may direct the Trustee to sell all or a portion of the Abbott common shares held in their accounts and reinvest the proceeds in any of the investment options available to the participants.

Participants are at all times fully vested in their own contributions and earnings thereon. Vesting in employer contributions and earnings thereon is based on the following vesting schedule:

Service	Vesting percentage
Less than two years	0%
Two years or more	100%

Non-vested portions of employer contributions and earnings thereon are forfeited as of an employee's termination date. Forfeitures are used to (1) restore any forfeitures of participants who returned to service with Abbott within a given period of time, (2) pay Plan expenses and (3) reduce future employer contributions if terminated participants do not return to service within the given period of time. In 2011, forfeitures reduced Abbott's contributions by approximately $763,000. Approximately $309,000 and $300,000 of forfeitures were available at the end of 2011 and 2010, respectively, to reduce future Abbott contributions.

Distributions

Following retirement, termination or death, participants or their beneficiaries receive a distribution in installments, cash, Abbott common shares or, at their election, annuity insurance contracts for certain account balances, as defined (as these contracts are allocated to the respective participants, they are not recorded as assets of the Plan), or direct rollovers, as applicable. Also, upon retirement, participants may elect to defer distribution to a future date but, after termination of employment, distribution must be made by the 1st of April following the year the participant reaches age 70-1/2 or, if earlier, the 1st of April following the year in which the participant dies. Interest, dividends and other earnings will continue to accrue on such deferred amounts. Participants with over five years of credited service are permitted to withdraw their after-tax contributions and rollover contributions in shares or in cash, subject to certain limitations.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Notes Receivable from Participants

Participants may convert their pretax accounts into one or two loans to themselves. The borrowing may not exceed the lesser of the current market value of the assets allocated to their pretax accounts or 50% of all of their Plan accounts up to $50,000, subject to Internal Revenue Service ("IRS") and Department of Labor's limitations and restrictions. Participants pay interest on such borrowings at the prime rate in effect at the time the participant loan is made. Loans must be repaid within five years (or by the employee's anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended to a period of fifteen years (or until the employee's anticipated retirement date, if sooner). Repayment is made through periodic payroll deductions but a loan may be repaid in a lump sum at any time. For employees terminating employment with Abbott during the repayment period, the balance of the outstanding loan is netted from their Plan distribution.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. In accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), the statements of net assets available for benefits present all investments at fair value, an amount needed to adjust net assets attributable to fully benefit-responsive investment contracts from fair value to contract value, and net assets available for benefits. The statement of changes in net assets available for benefits is prepared on a contract-value basis.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Adoption of New Accounting Rules

In January 2010, the FASB issued ASU 2010-06 which amended the rules regarding fair value measurement to include, among other things, additional disclosure for transfers between the Level 1 (Quoted Prices in Active Markets) and Level 2 (Significant Other Observable Inputs) categories. The Plan adopted this new guidance effective December 31, 2010 and determined that it did not have a material effect on the Plan's financial statements. In addition, effective for fiscal years beginning after December 15, 2010, separate disclosure of the purchase, sale, issuance, and settlement of assets measured using significant unobservable inputs is required. The Plan adopted this amendment in its December 31, 2011 financial statements. This amendment did not have a material impact on the Plan's financial statements.

In May 2011, the FASB issued guidance around ASU 2011-04 clarifying how to measure and disclose fair value. This guidance amends the application of existing fair value measurement requirements, while other amendments change a particular principle in existing fair value measurement guidance. In addition, this guidance requires additional fair value disclosures, although certain of these new disclosures will not be required for nonpublic entities. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of the amended guidance will have on the Plan's financial statements, but does not expect the impact to be material.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Reclassifications

Certain items in the 2010 financial statements have been reclassified to conform with the current year's presentation.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation

The Plan uses the following methods and significant assumptions to estimate the fair value of investments:

Common stock, mutual funds, floating rate notes, U.S. treasury bills, short-term notes, government guaranteed notes, and municipal bonds - Valued at the published market price per unit multiplied by the number of respective shares, units, or par held.

Fixed income - Valued at the published market price per unit or prices obtained from independent financial services industry-recognized vendors multiplied by the number of units held.

Collective trust funds - Valued at the net asset value provided by the administrator of the fund. The net asset value is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.

Repurchase agreements – Valued at cost, which approximates fair value given the instruments' short duration.

Guaranteed investment contracts ("GICs") in the SRP STIF Fund - Valued on a contract-by-contract basis by the individual GIC issuer or, in some cases, by PIMCO. The primary method used to calculate the fair value is by discounting the related cash flows based on current yields of similar instruments with comparable durations.

Commercial paper - Valued at amortized cost, which approximates fair value given the instruments' short duration of less than 130 days.

Certificates of deposit - Valued at amortized cost, which approximates fair value.

Short-term asset backed securities and U.S. Government agencies bonds - Valued at prices obtained from independent financial services industry-recognized vendors multiplied by the number of units held.

Short-term investment funds - Valued using $1 for the net asset value per unit, which approximates fair market value.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

The following tables summarize the basis used to measure assets at fair value at December 31, 2011 and 2010 (dollars in thousands):

	Basis of Fair Value Measurement			
2011	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Total
Common stock				
Abbott	$ 2,523,072	$ -	$ -	$ 2,523,072
Hospira	61,087	-	-	61,087
Total common stock	2,584,159	-	-	2,584,159
Managed accounts				
Common stock				
Midcap	85,739	-	-	85,739
Information technology & telecommunication services	67,589	-	-	67,589
Consumer discretionary & consumer staples	58,770	-	-	58,770
Healthcare	63,055	-	-	63,055
Financials	51,477	-	-	51,477
Materials & industrials	27,979	-	-	27,979
Energy	24,159	-	-	24,159
Total common stock	378,768	-	-	378,768
Fixed income				
U.S. Treasury	4,171	-	-	4,171
Corporate	-	44,372	-	44,372
Mortgage related	-	38,942	-	38,942
Government related	-	6,912	-	6,912
Total fixed income	4,171	90,226	-	94,397
Collective trust funds				
Short-term investment fund (a)	5,312	-	-	5,312
Cash	5	-	-	5
Total managed accounts	388,256	90,226	-	478,482

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

	Basis of Fair Value Measurement			
2011 - continued	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Total
Mutual funds				
Growth	468,915	-	-	468,915
Blend	958,584	-	-	958,584
Value	343,415	-	-	343,415
Income	345,958	-	-	345,958
Total mutual funds	2,116,872	-	-	2,116,872
Collective trust funds				
Growth (b)	-	80,427	-	80,427
Blend (c)	-	78,279	-	78,279
Total collective trust funds	-	158,706	-	158,706
SRP STIF Fund				
Floating rate notes				
Corporate	7,899	-	-	7,899
U.S. Government agencies	52,597	-	-	52,597
Total floating rate notes	60,496	-	-	60,496
Repurchase agreements	-	450,300	-	450,300
GICs	-	-	80,636	80,636
Short-term notes				
Corporate	15,784	-	-	15,784
Government	65,477	-	-	65,477
Total short-term notes	81,261	-	-	81,261
Government guaranteed notes	22,764	-	-	22,764
Municipals - taxable	4,004	-	-	4,004
Short-term asset backed securities	-	1,608	-	1,608
U.S. Government agencies bonds	-	9,987	-	9,987
Short-term investment funds	415,343	-	-	415,343
Total SRP STIF Fund	583,868	461,895	80,636	1,126,399
Total assets at fair value	$ 5,673,155	$ 710,827	$ 80,636	$ 6,464,618

Abbott Laboratories Stock Retirement Plan
NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2011 and 2010

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

	Basis of Fair Value Measurement			
2010	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Total
Common stock				
Abbott	$ 2,185,614	$ -	$ -	$ 2,185,614
Hospira	124,274	-	-	124,274
Total common stock	2,309,888	-	-	2,309,888
Managed accounts				
Common stock				
Midcap	80,161	-	-	80,161
Information technology & telecommunication services	71,035	-	-	71,035
Consumer discretionary & consumer staples	60,108	-	-	60,108
Healthcare	55,608	-	-	55,608
Financials	50,053	-	-	50,053
Europe	36,823	-	-	36,823
Materials & industrials	31,401	-	-	31,401
Asia	29,949	-	-	29,949
Energy	29,126	-	-	29,126
North America	9,686	-	-	9,686
Other	6,664	-	-	6,664
Total common stock	460,614	-	-	460,614
Fixed income				
U.S. Treasury	6,414	-	-	6,414
Corporate	-	42,119	-	42,119
Mortgage related	-	40,187	-	40,187
Government related	-	4,651	-	4,651
Total fixed income	6,414	86,957	-	93,371
Collective trust funds				
Cash equivalents (a)	21,658	-	-	21,658
Cash	425	-	-	425
Total managed accounts	489,111	86,957	-	576,068

Abbott Laboratories Stock Retirement Plan
NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2011 and 2010

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

	Basis of Fair Value Measurement			
2010 - continued	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Total
Mutual funds				
Growth	496,122	-	-	496,122
Blend	1,024,836	-	-	1,024,836
Value	326,934	-	-	326,934
Income	294,544	-	-	294,544
Total mutual funds	2,142,436	-	-	2,142,436
Collective trust fund				
Growth (b)	-	73,297	-	73,297
SRP STIF Fund				
Floating rate notes				
Corporate	8,005	-	-	8,005
U.S. Government agencies	48,586	-	-	48,586
Total floating rate notes	56,591	-	-	56,591
Repurchase agreements	-	507,400	-	507,400
GICs	-	-	141,419	141,419
Commercial paper				
Corporate	-	16,199	-	16,199
U.S. Government agencies	-	20,192	-	20,192
Total commercial paper	-	36,391	-	36,391
Federal agency short-term notes	20,032	-	-	20,032
Government guaranteed notes	26,639	-	-	26,639
Certificates of deposit	-	6,999	-	6,999
Short-term asset backed securities	-	4,752	-	4,752
U.S. Government agencies bonds	-	214	-	214
Short-term investment funds	255,307	-	-	255,307
Total SRP STIF Fund	358,569	555,756	141,419	1,055,744
Total assets at fair value	$ 5,300,004	$ 716,010	$ 141,419	$ 6,157,433

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

The collective trust funds do not have a readily determinable fair value and are valued at their net asset value per share as provided by the funds' administrators. The following provides additional information regarding these funds:

(a) The investment objective of these funds is to maximize interest income on short term investment funds while providing liquidity for participant withdrawals. Redemption from the funds is permitted daily.

(b) The fund invests in small and midsize companies. The investment objective of this fund is to achieve long-term total return in excess of the Russell Mid-Cap Growth Index. Redemption from the fund is permitted daily.

(c) This fund invests in international securities. The investment objective of this fund is to seek long-term capital appreciation by achieving a return in excess of the S&P Broad Market Global Ex U.S. Index. Redemption from the fund is permitted daily.

The following table summarizes the changes in assets that are measured using significant unobservable inputs (dollars in thousands) for the year ended December 31, 2011:

	GICs
Balance, beginning of 2011	$ 141,419
Total change in unrealized gain	(2,168)
Interest earned	1,610
Maturities	(60,225)
Balance, end of 2011	$ 80,636

Guaranteed investment contracts in the SRP STIF Fund

Mercer maintains contributions to the SRP STIF Fund in a separate account. The account is credited with earnings on underlying investments and charged for Plan withdrawals and administrative expenses charged by Mercer. Each GIC issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. Because the SRP STIF Fund is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to this fund. Contract value, as reported to the Plan by Mercer, represents contributions made under the contract, plus earnings, less participant withdrawals. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the SRP STIF Fund at contract value.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Guaranteed investment contracts in the SRP STIF Fund - Continued

There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting interest rates are negotiated with each issuer at the time of purchase and are fixed throughout the term of the contracts, with the exception of one contract, which resets monthly based on the Consumer Price Index plus a spread.

	2011	2010
Average yields (approximate)		
Based on actual earnings	5.5%	4.6%
Based on interest rate credited to participants	5.5	4.6

Certain events limit the ability of the Plan to transact at contract value with the issuers. Such events include bankruptcy of the Plan sponsor, bankruptcy or default by the issuer, or the failure of the Trust to qualify for exemption from Federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan's ability to transact at contract value with participants, is probable.

The GICs do not permit the insurance companies to terminate the agreements prior to the scheduled maturity dates except in the instance of fraud. The GICs mature by June 3, 2013.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan.

Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Net realized and unrealized appreciation/depreciation is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Administrative Expenses

Participants are charged transaction fees for loan and withdrawal processing and commissions on purchases and sales of Abbott shares and sales of Hospira stock. Investment fees for mutual funds, collective trust, managed accounts and money market funds are charged against the net assets of the respective fund. Abbott pays other Mercer record-keeping and administration fees, where applicable.

Payment of Benefits

Benefits are recorded when paid.

NOTE C - INVESTMENTS

The following investments represented 5% or more of the Plan's net assets at December 31, 2011 and 2010 (dollars in thousands):

	2011	2010
Abbott common shares	$2,523,072	$2,185,614
BNY Mellon STIF	414,750	n/a
Growth Fund of America, Class R6	468,915	496,122
American Funds EuroPacific Growth Fund, Class R6	370,465	455,865

Distributions of Abbott common shares and conversions of participants' common share account balances to participant loans or other investment options are recorded at fair market value.

A summary of Abbott common share data as of December 31, 2011 and 2010 is presented below:

	2011	2010
Abbott common shares, 44,870,563 and 45,619,169 shares, respectively (dollars in thousands)	$2,523,072	$2,185,614
Market value per share	$56.23	$47.91

NOTE C – INVESTMENTS - Continued

During 2011, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (dollars in thousands):

Common shares/stock	$ 326,377
Mutual funds	(142,059)
Fixed income	(8,523)
Collective trust funds	(7,933)
	$ 167,862

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant accounts and the amounts reported in the statements of net assets available for benefits.

NOTE D - RELATED-PARTY TRANSACTIONS

A significant portion of the Plan's assets is invested in Abbott common shares. Bank of New York Mellon is the custodian of these shares and therefore is considered a party in interest.

NOTE E - PLAN TERMINATION

The Plan may be terminated at any time by Abbott upon written notice to the Trustee and Committee, and will be terminated if Abbott completely discontinues its contributions under the Plan. All participants' account balances are fully vested upon Plan termination. Upon termination of the Plan, distributions of each participant's share in the Trust, as determined by the terms of the Plan, will be made to each participant. At the present time, Abbott has no intention of terminating the Plan.

NOTE F - TAX STATUS

The IRS has determined and informed Abbott by a letter dated April 23, 2003, that the Plan and related Trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since the applicable date of the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in accordance with the applicable requirements of the IRC. A Form 5300 Application for Determination for Employee Benefit Plan was filed with the IRS on January 28, 2011 to request an updated favorable determination letter for the Plan.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011 and 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE G - ACQUISITIONS

In April 2010, Abbott acquired Facet Biotech Corp ("Facet") and Facet employees began participating in the Plan during 2010. The Facet Biotech Corporation 401(k) Plan, the plan previously sponsored by Facet, merged into the Plan effective April 15, 2011 and transferred assets totaling $15,144,000 into the Plan, which are included in plan transfers on the statement of changes in net assets available for benefits.

On February 16, 2010 Abbott completed its acquisition of Solvay's pharmaceuticals business. United States employees acquired through this acquisition are covered under a separate plan.

NOTE H – SUBSEQUENT EVENTS

In October 2011, Abbott announced a plan to separate into two publicly traded companies, one in diversified medical products and the other in research-based pharmaceuticals. To accomplish the separation, Abbott plans to create a new company called AbbVie Inc. for its research-based pharmaceuticals business which will include Abbott's Proprietary Pharmaceutical Products segment. The transaction is expected to take the form of a tax-free distribution to Abbott shareholders of the stock of the newly created research-based pharmaceutical company and is expected to be completed by the end of 2012.

On April 2, 2012, the Abbott Savings Plan for Former Employees of Solvay, the plan covering Solvay employees, merged with and into the Plan. Assets totaling $101,975,757 transferred into the Plan in connection with the merger.

SUPPLEMENTAL SCHEDULE

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2011
(Dollars in thousands)

Identity of party involved/ description of asset	Rate	Maturity	Cost (a)	Current value
*Abbott Laboratories, common shares				$ 2,523,072
Hospira, Inc., common stock				61,087
Mutual funds				
American Funds EuroPacific Growth Fund, Class R6				370,465
American Funds Growth Fund of America, Class R6				468,915
American Funds The Investment Company of America Fund, Class R6				217,096
American Funds Washington Mutual Investors Fund, Class R6				126,319
PIMCO All Asset Fund				119,352
PIMCO Total Return Fund				226,606
Vanguard Extended Market Index Fund				261,977
Vanguard Institutional Developed Markets Fund				40,046
Vanguard Institutional Index Fund Plus				286,096
Collective trust funds				
Blackrock International Opportunities Fund				78,279
Wellington Mid Cap Growth Fund				80,427
*Loans to participants, 3.25% to 10.50%				127,052
SRP Short Term Investment Fund				
Floating Rate Notes				
Fed Farm Credit Bank	0.26%	1/23/2012		3,100
Fed Home Loan Bank Global	0.30%	2/3/2012		49,497
Bear Stearns Company, Inc. Unsubordinated	0.81%	2/23/2012		3,994
Sanofi Senior Unsecured	0.77%	3/28/2013		3,905
Repurchase Agreements				
U.S. Agency	0.06%	1/3/2012		99,800
U.S. Agency	0.07%	1/3/2012		60,300
U.S. Agency	0.10%	1/4/2012		13,600
U.S. Treasury	0.04%	1/3/2012		65,000
U.S. Treasury	0.08%	1/4/2012		211,600
Guaranteed investment contracts				
Metropolitan Life Insurance Company	5.62%	4/2/2013		24,996
Metropolitan Life Insurance Company	5.42%	5/28/2013		12,037
Principal Life Insurance Company	5.48%	6/3/2013		24,103
Prudential Asset Management Company	5.57%	3/5/2013		15,007
Short-term asset backed securities				
HAROT 2011-2 A1	0.25%	6/18/2012		594
MBART 2011-1 A1	0.22%	7/16/2012		1,014
U.S. agencies bond				
Fed Home Loan Mortgage	0.50%	8/23/2013		9,987

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - CONTINUED
December 31, 2011
(Dollars in thousands)

Identity of party involved/ description of asset	Rate	Maturity	Cost (a)	Current value
SRP Short Term Investment Fund - Continued				
Short-term notes				
Federal Home Loan Bank Bond	4.50%	11/15/2012		20,942
US Central Federal Credit Union	1.90%	10/19/2012		17,560
West Corp. Federal Credit Union	1.75%	11/2/2012		19,141
GECC Senior Unsecured	5.25%	10/19/2012		3,934
Household Finance Corp. Global	6.38%	11/27/2012		3,909
Barclays Bank PLC	5.45%	9/12/2012		4,062
Nationwide Building Society	5.50%	7/18/2012		3,879
Province of Ontario	4.95%	6/1/2012		7,834
Government guaranteed notes				
Bank of America Corp. Global	0.95%	6/22/2012		873
Bank of America Corp.	0.77%	6/22/2012		5,341
Citigroup Funding Inc.	0.88%	3/30/2012		900
Ally Financial Inc. LLC	1.75%	10/30/2012		405
GECC	0.74%	3/12/2012		1,201
JPMorgan Chase & Co.	0.78%	6/15/2012		4,412
JPMorgan Chase & Co.	0.82%	12/26/2012		1,308
Morgan Stanley	0.72%	2/10/2012		1,401
Morgan Stanley	0.74%	3/13/2012		4,907
BNZ International Funding	2.63%	6/5/2012		2,016
Municipals - taxable				
University of California AA1	0.48%	7/1/2012		4,004
Short-term investment funds				
*BNY Mellon STIF				414,750
TBC Inc. Pooled Emp. Daily				593
Managed accounts				
Dodge & Cox Balanced				
Common stock				
ADOBE SYSTEMS INC				1,467
AEGON NV				2,216
AMGEN INC				9,079
AOL INC				936
BAKER HUGHES INC				4,086
BANK OF AMERICA CORP				3,392
*BANK OF NEW YORK MELLON CORP/T				5,503
BB&T CORP				3,534
BMC SOFTWARE INC				2,062
BOSTON SCIENTIFIC CORP				2,697

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - CONTINUED
December 31, 2011
(Dollars in thousands)

Identity of party involved/ description of asset	Rate	Maturity	Cost (a)	Current value
Dodge & Cox Balanced - Continued				
Common stock - Continued				
CADENCE DESIGN SYSTEMS INC				1,479
CAPITAL ONE FINANCIAL CORP				9,896
CARMAX INC				1,219
CELANESE CORP				2,050
CEMEX SAB DE CV				961
CHARLES SCHWAB CORP/THE				3,997
CHEVRON CORP				4,767
CITIGROUP CAPITAL XIII				711
COMCAST CORP				10,506
COMPUTER SCIENCES CORP				1,808
COMPUWARE CORP				938
CORNING INC				1,386
CREDIT SUISSE GROUP AG				777
DISH NETWORK CORP				1,769
DOMTAR CORP				800
DOW CHEMICAL CO/THE				4,118
EBAY INC				5,657
EQUINIX INC				588
FEDEX CORP				7,140
GENERAL ELECTRIC CO				9,725
GENWORTH FINANCIAL INC				1,280
GLAXOSMITHKLINE PLC				8,218
GOLDMAN SACHS GROUP INC/THE				4,838
HEWLETT-PACKARD CO				11,592
HOME DEPOT INC				4,952
HSBC HOLDINGS PLC				1,596
KONINKLIJKE PHILIPS ELECTRONIC				1,477
LEGG MASON INC				341
LIBERTY GLOBAL INC				205
LIBERTY GLOBAL INC				439
LIBERTY INTERACTIVE CORP				2,679
LOWE'S COS INC				871
MAXIM INTEGRATED PRODUCTS INC				3,906
MCGRAW-HILL COS INC/THE				2,437
MEDTRONIC INC				1,828
MERCK & CO INC				10,564
MICROSOFT CORP				6,812
MOLEX INC				358
MOLEX INC				1,436
NETAPP INC				1,378
NEWS CORP				7,766
NOKIA OYJ				1,513
NOVARTIS AG				7,987
NVR INC				617
OCCIDENTAL PETROLEUM CORP				7,683
PANASONIC CORP				1,237
PFIZER INC				8,790

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - CONTINUED
December 31, 2011
(Dollars in thousands)

Identity of party involved/ description of asset	Rate	Maturity	Cost (a)	Current value
Dodge & Cox Balanced - Continued				
Common stock - Continued				
PITNEY BOWES INC				572
ROCHE HOLDING AG				5,302
SANOFI				8,590
SCHLUMBERGER LTD				7,623
SONY CORP				2,165
SPRINT NEXTEL CORP				2,235
SUNTRUST BANKS INC				1,820
SYMANTEC CORP				4,097
SYNOPSYS INC				2,625
TE CONNECTIVITY LTD				2,927
TIME WARNER CABLE INC				4,552
TIME WARNER INC				8,854
TYCO INTERNATIONAL LTD SHS				2,345
UNILEVER PLC				2,055
VODAFONE GROUP PLC				4,961
VULCAN MATERIALS CO				2,613
WAL-MART STORES INC				6,448
WELLS FARGO & CO				11,575
XEROX CORP				3,607
Fixed income				
ALLY FINANCIAL INC	4.500%	02/11/2014 DD 02/11/11		1,423
AMERICAN INTERNATIONAL GROUP I	8.250%	08/15/2018 DD 02/15/09		466
AMERICAN INTL GROUP	4.250%	09/15/2014 DD 09/13/11		243
ARKANSAS ST DEV FIN AUTH	9.750%	11/15/2014 DD 05/15/88		9
BAC CAPITAL TRUST XI	6.625%	05/23/2036 DD 05/23/06		732
BANK OF AMERICA CORP	7.625%	06/01/2019 DD 06/02/09		207
BANK OF AMERICA CORP	5.625%	07/01/2020 DD 06/22/10		393
BANK OF AMERICA NA	5.300%	03/15/2017 DD 03/13/07		866
BANK ONE CAPITAL III	8.750%	09/01/2030 DD 08/30/00		530
BANKAMERICA CAPITAL II	8.000%	12/15/2026 DD 12/23/96		355
BARCLAYS BANK PLC	5.125%	01/08/2020 DD 01/08/10		755
BNSF RY CO 2005 4 P/T CTF	4.967%	04/01/2023 DD 09/29/05		258
BNSF RY CO 2006 3 PASS THRU TR	5.342%	04/01/2024 DD 09/28/06		369
BNSF RY CO 2006-1 PASSTHRU	5.720%	01/15/2024 DD 05/17/06		486
BNSF RY CO 2006-2 P/T CTF	5.629%	04/01/2024 DD 08/09/06		567
BNSF RY CO 2007-1 PASSTHRU TR	5.996%	04/01/2024 DD 06/18/07		4
BOSTON PROPERTIES LP	6.250%	01/15/2013 DD 12/13/02		34
BOSTON PROPERTIES LP	5.000%	06/01/2015 DD 05/22/03		70
BOSTON PROPERTIES LP	5.625%	04/15/2015 DD 03/18/03		745
BOSTON PROPERTIES LP	4.125%	05/15/2021 DD 11/18/10		151
BOSTON SCIENTIFIC CORP	5.450%	06/15/2014 DD 06/25/04		476
BOSTON SCIENTIFIC CORP	STEP	11/15/2015 DD 11/17/05		22
BOSTON SCIENTIFIC CORP	6.400%	06/15/2016 DD 06/09/06		561
BURLINGTON NORTHN SANTA FE 001	8.251%	01/15/2021 DD 06/29/00		28
CALIFORNIA ST	7.500%	04/01/2034 DD 04/28/09		1,081
CALIFORNIA ST	7.550%	04/01/2039 DD 04/28/09		1,431

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - CONTINUED
December 31, 2011
(Dollars in thousands)

Identity of party involved/ description of asset	Rate	Maturity	Cost (a)	Current value
Dodge & Cox Balanced - Continued				
Fixed income - Continued				
CALIFORNIA ST	7.300% 10/01/2039 DD 10/15/09			148
CALIFORNIA ST	7.625% 03/01/2040 DD 04/01/10			123
CALIFORNIA ST	7.600% 11/01/2040 DD 12/01/10			247
CAPITAL ONE FINANCIAL CO	4.750% 07/15/2021 DD 07/19/11			309
CAPITAL ONE FINANCIAL CORP	6.750% 09/15/2017 DD 09/04/07			1,171
CIGNA CORP	7.650% 03/01/2023 DD 03/01/93			257
CIGNA CORP	7.875% 05/15/2027 DD 05/15/97			353
CIGNA CORP	STEP 01/15/2033 DD 07/15/98			250
CIGNA CORP	6.150% 11/15/2036 DD 11/10/06			134
CIGNA CORP	8.500% 05/01/2019 DD 05/07/09			125
CIGNA CORP	4.000% 02/15/2022 DD 11/10/11			74
CITIGROUP INC	6.125% 11/21/2017 DD 11/21/07			1,435
COMCAST CORP	5.850% 11/15/2015 DD 11/14/05			688
COMCAST CORP	5.900% 03/15/2016 DD 03/02/06			80
COMCAST CORP	6.300% 11/15/2017 DD 08/23/07			160
COX COMMUNICATIONS INC	5.500% 10/01/2015 DD 09/22/03			124
COX COMMUNICATIONS INC	5.450% 12/15/2014 DD 12/15/04			627
COX COMMUNICATIONS INC 144A	5.875% 12/01/2016 DD 12/01/06			664
CSX TRANSPORTATION INC	9.750% 06/15/2020 DD 08/27/04			164
DILLARD'S INC	7.850% 10/01/2012 DD 10/01/92			330
DILLARD'S INC	7.875% 01/01/2023 DD 01/01/93			192
DILLARD'S INC	7.750% 05/15/2027 DD 05/15/97			9
DILLARD'S INC	7.130% 08/01/2018 DD 08/07/98			247
DILLARD'S INC	7.000% 12/01/2028 DD 12/07/98			327
DOW CHEMICAL CO/THE	7.375% 11/01/2029 DD 11/01/99			527
DOW CHEMICAL CO/THE	8.550% 05/15/2019 DD 05/13/09			659
DOW CHEMICAL CO/THE	9.400% 05/15/2039 DD 05/13/09			301
FEDERAL EXPRESS 98-1 CTF 1A	6.720% 01/15/2022 DD 07/07/98			368
FEDEX CORP	7.375% 01/15/2014 DD 01/16/09			229
FEDEX CORP	8.000% 01/15/2019 DD 01/16/09			210
FHLMC POOL #1B-1701	VAR RT 05/01/2034 DD 05/01/04			167
FHLMC POOL #1J-0885	VAR RT 02/01/2038 DD 01/01/08			942
FHLMC POOL #A7-1408	5.500% 01/01/2038 DD 01/01/08			742
FHLMC POOL #G0-1749	5.500% 01/01/2035 DD 12/01/04			899
FHLMC POOL #G0-1767	6.500% 12/01/2032 DD 01/01/05			537
FHLMC POOL #G0-2494	6.000% 12/01/2036 DD 12/01/06			814
FHLMC POOL #G0-3362	6.000% 09/01/2037 DD 09/01/07			986
FHLMC POOL #G0-3600	7.000% 11/01/2037 DD 11/01/07			280
FHLMC POOL #G0-4772	7.000% 08/01/2038 DD 10/01/08			437
FHLMC POOL #G0-5461	7.000% 09/01/2038 DD 05/01/09			201
FHLMC POOL #G0-6571	6.000% 11/01/2037 DD 06/01/11			642
FHLMC POOL #G1-1346	6.500% 03/01/2017 DD 12/01/02			57
FHLMC POOL #G1-1421	6.500% 12/01/2017 DD 06/01/03			63
FHLMC POOL #G1-1431	6.000% 02/01/2018 DD 07/01/03			89
FHLMC POOL #G1-1498	6.500% 03/01/2018 DD 12/01/03			68
FHLMC POOL #G3-0305	6.500% 10/01/2026 DD 12/01/06			420
FHLMC POOL #H0-9212	5.500% 05/01/2038 DD 08/01/10			1,111

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - CONTINUED
December 31, 2011
(Dollars in thousands)

Identity of party involved/ description of asset	Rate	Maturity	Cost (a)	Current value
Dodge & Cox Balanced - Continued				
Fixed income - Continued				
FHLMC POOL #P6-0086	6.500%	11/01/2014 DD 01/01/03		51
FHLMC MULTICLASS CTFS T-48 1A4	5.538%	07/25/2033 DD 09/01/02		1,244
FHLMC MULTICLASS CTFS T-59 1A1	6.500%	10/25/2043 DD 02/01/04		479
FHLMC MULTICLASS MTG P/C 16-PK	7.000%	08/25/2023 DD 08/01/93		150
FNMA POOL #0256851	7.000%	08/01/2037 DD 07/01/07		137
FNMA POOL #0256860	6.500%	08/01/2037 DD 07/01/07		235
FNMA POOL #0256937	6.500%	10/01/2037 DD 09/01/07		91
FNMA POOL #0256973	6.500%	11/01/2037 DD 10/01/07		501
FNMA POOL #0257135	5.500%	03/01/2038 DD 02/01/08		966
FNMA POOL #0461628	5.497%	04/01/2014 DD 12/01/03		238
FNMA POOL #0462086	5.355%	11/01/2015 DD 12/01/05		504
FNMA POOL #0545387	6.117%	01/01/2012 DD 01/01/02		34
FNMA POOL #0545685	5.876%	04/01/2012 DD 05/01/02		49
FNMA POOL #0545705	6.500%	06/01/2017 DD 05/01/02		96
FNMA POOL #0545819	6.500%	08/01/2032 DD 07/01/02		96
FNMA POOL #0545833	6.000%	07/01/2017 DD 07/01/02		106
FNMA POOL #0555162	4.987%	01/01/2013 DD 01/01/03		325
FNMA POOL #0555603	6.000%	05/01/2018 DD 06/01/03		119
FNMA POOL #0555803	6.500%	01/01/2022 DD 09/01/03		76
FNMA POOL #0725074	6.500%	11/01/2018 DD 12/01/03		95
FNMA POOL #0725135	6.000%	05/01/2018 DD 12/01/03		64
FNMA POOL #0725160	6.500%	04/01/2018 DD 01/01/04		122
FNMA POOL #0725226	6.500%	07/01/2018 DD 02/01/04		312
FNMA POOL #0725343	6.500%	12/01/2014 DD 03/01/04		35
FNMA POOL #0725344	6.500%	12/01/2014 DD 03/01/04		34
FNMA POOL #0725354	6.500%	10/01/2018 DD 03/01/04		67
FNMA POOL #0725432	7.000%	11/01/2018 DD 04/01/04		65
FNMA POOL #0725518	7.500%	08/01/2017 DD 05/01/04		242
FNMA POOL #0725868	6.500%	09/01/2016 DD 09/01/04		28
FNMA POOL #0735387	4.922%	04/01/2015 DD 05/01/05		178
FNMA POOL #0735415	6.500%	12/01/2032 DD 03/01/05		1,278
FNMA POOL #0745304	VAR RT	08/01/2035 DD 01/01/06		103
FNMA POOL #0760762	4.890%	04/01/2012 DD 04/01/05		368
FNMA POOL #0781480	VAR RT	09/01/2034 DD 09/01/04		90
FNMA POOL #0800391	VAR RT	12/01/2034 DD 11/01/04		119
FNMA POOL #0813170	VAR RT	01/01/2035 DD 01/01/05		64
FNMA POOL #0815323	VAR RT	01/01/2035 DD 01/01/05		140
FNMA POOL #0888080	6.500%	10/01/2026 DD 12/01/06		183
FNMA POOL #0888366	7.000%	04/01/2037 DD 04/01/07		578
FNMA POOL #0888368	7.000%	03/01/2037 DD 04/01/07		601
FNMA POOL #0888369	7.000%	03/01/2037 DD 04/01/07		208
FNMA POOL #0888649	5.500%	09/01/2036 DD 08/01/07		1,993
FNMA POOL #0888886	6.500%	11/01/2037 DD 11/01/07		363
FNMA POOL #0889595	6.500%	12/01/2028 DD 05/01/08		320
FNMA POOL #0890180	6.000%	10/01/2038 DD 12/01/09		477
FNMA POOL #0923943	6.000%	03/01/2022 DD 06/01/07		57
FNMA POOL #0995681	6.000%	05/01/2038 DD 05/01/09		161

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - CONTINUED
December 31, 2011
(Dollars in thousands)

Identity of party involved/ description of asset	Rate	Maturity	Cost (a)	Current value
Dodge & Cox Balanced - Continued				
Fixed income - Continued				
FNMA POOL #0995851	6.500%	10/01/2037 DD 06/01/09		318
FNMA POOL #0AD0016	6.000%	06/01/2039 DD 07/01/09		1,132
FNMA POOL #0AD0119	6.000%	07/01/2038 DD 08/01/09		1,137
FNMA POOL #0AD0217	6.000%	08/01/2037 DD 09/01/09		401
FNMA POOL #0AD0218	6.000%	09/01/2036 DD 09/01/09		1,567
FNMA POOL #0AD0494	5.500%	08/01/2037 DD 12/01/09		996
FNMA POOL #0AD0663	5.500%	06/01/2036 DD 01/01/10		839
FNMA POOL #0AD0923	6.000%	08/01/2039 DD 04/01/10		1,671
FNMA POOL #0AE0379	5.500%	08/01/2024 DD 09/01/10		2,835
FNMA POOL #0AE0601	5.500%	04/01/2037 DD 11/01/10		1,368
FNMA POOL #0AL0851	6.000%	10/01/2040 DD 09/01/11		2,105
FNMA GTD REMIC P/T 02-86 PE	6.000%	08/25/2032 DD 11/01/02		146
FNMA GTD REMIC P/T 03-W2 A1	6.500%	07/25/2042 DD 01/01/03		148
FNMA GTD REMIC P/T 03-W4 4A	7.500%	10/25/2042 DD 03/01/03		102
FNMA GTD REMIC P/T 04-T1 1A2	6.500%	01/25/2044 DD 02/01/04		103
FNMA GTD REMIC P/T 04-W2 5A	7.500%	03/25/2044 DD 03/01/04		276
FNMA GTD REMIC P/T 05-W4 IA2	6.500%	08/25/2035 DD 12/01/05		388
FNMA GTD REMIC P/T 09-11 MP	7.000%	03/25/2049 DD 02/01/09		1,116
FORD MOTOR CREDIT CO LLC	5.625%	09/15/2015 DD 09/21/10		931
FORD MOTOR CREDIT CO LLC	5.750%	02/01/2021 DD 02/07/11		860
GENERAL ELECTRIC CAPITAL CORP	5.500%	01/08/2020 DD 01/08/10		908
GENERAL ELECTRIC CAPITAL CORP	4.375%	09/16/2020 DD 09/16/10		332
GENERAL ELECTRIC CAPITAL CORP	4.625%	01/07/2021 DD 01/07/11		233
HCA INC	6.950%	05/01/2012 DD 04/26/02		833
HCA INC	6.300%	10/01/2012 DD 09/23/02		193
HCA INC	6.250%	02/15/2013 DD 02/10/03		459
HCA INC	6.750%	07/15/2013 DD 07/28/03		439
HCA INC	6.500%	02/15/2016 DD 02/08/06		279
HEALTH NET INC	6.375%	06/01/2017 DD 05/18/07		442
HEWLETT-PACKARD CO	3.300%	12/09/2016 DD 12/09/11		383
HSBC HOLDINGS PLC	6.500%	05/02/2036 DD 05/03/06		222
HSBC HOLDINGS PLC	6.500%	09/15/2037 DD 09/12/07		503
HSBC HOLDINGS PLC	5.100%	04/05/2021 DD 04/05/11		505
ILLINOIS ST	4.961%	03/01/2016 DD 03/10/11		687
ILLINOIS ST	5.365%	03/01/2017 DD 03/10/11		607
ILLINOIS ST	5.665%	03/01/2018 DD 03/10/11		399
JPMORGAN CHASE & CO	4.950%	03/25/2020 DD 03/25/10		239
LAFARGE SA	6.500%	07/15/2016 DD 07/18/06		1,040
LAFARGE SA	5.850%	07/09/2015 DD 07/09/10		153
LIBERTY MEDIA LLC	8.500%	07/15/2029 DD 07/07/99		213
LIBERTY MEDIA LLC	8.250%	02/01/2030 DD 02/02/00		163
LOS ANGELES CALIF UNI SCH DIST	6.758%	07/01/2034 DD 03/04/10		528
MACY'S RETAIL HOLDINGS INC	6.900%	04/01/2029 DD 03/24/99		132
MACY'S RETAIL HOLDINGS INC	7.450%	10/15/2016 DD 10/15/96		308
MACY'S RETAIL HOLDINGS INC	6.900%	01/15/2032 DD 01/11/02		1,074
MACY'S RETAIL HOLDINGS INC	6.650%	07/15/2024 DD 07/20/04		329
MACY'S RETAIL HOLDINGS INC	6.700%	07/15/2034 DD 07/20/04		210

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - CONTINUED
December 31, 2011
(Dollars in thousands)

Identity of party involved/ description of asset	Rate	Maturity	Cost (a)	Current value
Dodge & Cox Balanced - Continued				
Fixed income - Continued				
NEW JERSEY ST TPK AUTH TPK REV	7.102%	01/01/2041 DD 12/15/10		856
NEWS AMERICA INC	6.650%	11/15/2037 DD 11/14/07		255
NORDSTROM INC	6.250%	01/15/2018 DD 12/03/07		148
NORFOLK SOUTHERN CORP	7.700%	05/15/2017 DD 05/19/97		173
NORFOLK SOUTHERN RAILWAY CO	9.750%	06/15/2020 DD 08/27/04		239
PROVIDENT COS INC	7.250%	03/15/2028 DD 03/16/98		294
REED ELSEVIER CAPITAL INC	8.625%	01/15/2019 DD 01/16/09		655
ROYAL BANK OF SCOTLAND PLC/THE	4.375%	03/16/2016 DD 03/16/11		238
ROYAL BANK OF SCOTLAND PLC/THE	6.125%	01/11/2021 DD 01/11/11		987
SBA GTD PARTN CTFS 2000-20D 1	7.470%	04/01/2020 DD 04/12/00		88
SBA GTD PARTN CTFS 2001-20E 1	6.340%	05/01/2021 DD 05/16/01		100
SBA GTD PARTN CTFS 2001-20G 1	6.625%	07/01/2021		106
SBA GTD PARTN CTFS 2003-20J 1	4.920%	10/01/2023 DD 10/15/03		298
SBA GTD PARTN CTFS 2007-20F 1	5.710%	06/01/2027 DD 06/13/07		204
SLM CORP	8.450%	06/15/2018 DD 06/18/08		464
SPRINT CAPITAL CORP	6.875%	11/15/2028 DD 11/16/98		164
SPRINT NEXTEL CORP	6.000%	12/01/2016 DD 11/20/06		486
TELECOM ITALIA CAPITAL SA	7.175%	06/18/2019 DD 06/18/09		211
TELECOM ITALIA CAPITAL SA	4.950%	09/30/2014 DD 09/30/05		278
TELECOM ITALIA CAPITAL SA	6.999%	06/04/2018 DD 06/04/08		234
TELECOM ITALIA CAPITAL SA	6.175%	06/18/2014 DD 06/18/09		240
TIME WARNER CABLE INC	8.750%	02/14/2019 DD 11/18/08		607
TIME WARNER CABLE INC	8.250%	04/01/2019 DD 03/26/09		622
TIME WARNER CABLE INC	4.000%	09/01/2021 DD 09/12/11		253
TIME WARNER INC	7.625%	04/15/2031 DD 04/19/01		1,136
TIME WARNER INC	7.700%	05/01/2032 DD 04/08/02		326
TRAVELERS COS INC/THE	6.250%	06/20/2016 DD 06/20/06		256
TRAVELERS PROPERTY CASUALTY CO	5.000%	03/15/2013 DD 03/11/03		229
U S TREASURY NOTE	1.000%	04/30/2012 DD 04/30/10		677
U S TREASURY NOTE	0.750%	05/31/2012 DD 05/31/10		2,262
U S TREASURY NOTE	0.625%	07/31/2012 DD 07/31/10		311
U S TREASURY NOTE	0.375%	10/31/2012 DD 10/31/10		922
UNION PAC RR CO 07-3	6.176%	01/02/2031 DD 07/31/07		316
UNION PAC RR CO 2006-1	5.866%	07/02/2030 DD 07/27/06		862
UNION PACIFIC RAILRD CO	6.330%	01/02/2020 DD 12/11/98		502
UNUM GROUP	7.190%	02/01/2028 DD 02/12/98		223
VULCAN MATERIALS CO	6.500%	12/01/2016 DD 06/14/11		155
VULCAN MATERIALS CO	7.500%	06/15/2021 DD 06/14/11		378
WACHOVIA BANK NA	6.000%	11/15/2017 DD 11/21/07		778
WELLPOINT INC	5.000%	12/15/2014 DD 12/09/04		164
WELLPOINT INC	5.250%	01/15/2016 DD 01/10/06		828
XEROX CORP	6.350%	05/15/2018 DD 04/28/08		529
Collective trust funds				
EB TEMPORARY INVESTMENT FD II				5,072

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - CONTINUED
December 31, 2011
(Dollars in thousands)

Identity of party involved/ description of asset	Rate	Maturity	Cost (a)	Current value
Blackrock Midcap				
Common stock				
ADTRAN INC				835
ALPHA NATURAL RESOURCES INC				509
AMERICAN ELECTRIC POWER CO INC				1,190
AMERIPRISE FINANCIAL INC				1,211
AMERISOURCEBERGEN CORP				1,168
ANALOG DEVICES INC				673
AON CORP				997
ASCENA RETAIL GROUP INC				529
ASHLAND INC				1,338
AVON PRODUCTS INC				320
AXIS CAPITAL HLDGS LTD SHS				1,684
BIOMED REALTY TRUST INC				1,441
BOSTON PROPERTIES INC				916
BOSTON SCIENTIFIC CORP				472
BROADRIDGE FINANCIAL SOLUTIONS				1,371
CAPITOL FEDERAL FINANCIAL INC				1,246
CENTURYLINK INC				1,622
CIGNA CORPORATION COM				1,231
COCA-COLA ENTERPRISES INC				897
COEUR D'ALENE MINES CORP				314
COMERICA INC				1,257
CORRECTIONS CORP OF AMERICA				1,216
COVIDIEN PLC				603
CROWN HOLDINGS INC				927
CUBESMART				1,342
CYTEC INDUSTRIES INC				580
DANA HOLDING CORP				904
DENBURY RESOURCES INC				834
DISCOVER FINANCIAL SERVICES				1,032
DUPONT FABROS TECHNOLOGY INC				1,041
EDISON INTERNATIONAL				1,134
ENDO PHARMACEUTICALS HOLDINGS				418
EQT CORP				986
FOREST LABORATORIES INC				856
FORESTAR GROUP INC				1,129
FORTUNE BRANDS HOME & SECURITY				329
FREEPORT-MCMORAN COPPER & GOLD				324
GAYLORD ENTERTAINMENT CO				1,364
GOODYEAR TIRE & RUBBER CO/THE				847
GRAFTECH INTERNATIONAL LTD				371
HERTZ GLOBAL HOLDINGS INC				1,147
HJ HEINZ CO				994
HOST HOTELS & RESORTS INC				476
INGRAM MICRO INC				964
INTERPUBLIC GROUP OF COS INC/T				704
INVESCO LTD SHS				938
JM SMUCKER CO/THE				1,313

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - CONTINUED
December 31, 2011
(Dollars in thousands)

Identity of party involved/ description of asset	Rate	Maturity	Cost (a)	Current value
Blackrock Midcap - Continued				
Common stock - Continued				
LEAR CORP				836
LINCOLN NATIONAL CORP				495
LOEWS CORP				1,261
M&T BANK CORP				1,367
MACY'S INC				682
MDC HOLDINGS INC				504
MOLSON COORS BREWING CO				1,023
NATIONAL OILWELL VARCO INC				775
NOBLE ENERGY INC				840
NORTHEAST UTILITIES				1,266
NRG ENERGY INC				1,082
NYSE EURONEXT				1,021
ON SEMICONDUCTOR CORP				1,065
PARKER HANNIFIN CORP				999
PEOPLE'S UNITED FINANCIAL INC				1,158
PG&E CORP				1,241
POLYPORE INTERNATIONAL INC				563
PPL CORP				1,312
PROLOGIS INC				363
PVH CORP				782
RENAISSANCE RE HOLDINGS LTD				1,502
ROCK-TENN CO				594
SAFEWAY INC				875
SEAGATE TECHNOLOGY				402
SPIRIT AEROSYSTEMS HOLDINGS IN				887
STANLEY BLACK & DECKER INC				872
STAPLES INC				702
SUNTRUST BANKS INC				719
TAKE-TWO INTERACTIVE SOFTWARE				908
TE CONNECTIVITY LTD				1,232
TENET HEALTHCARE CORP				483
TERADYNE INC				560
THERMO FISHER SCIENTIFIC INC				337
TOWERS WATSON & CO				689
UNIVERSAL HEALTH SERVICES INC				494
VALERO ENERGY CORP				747
VORNADO REALTY TRUST				1,222
WALTER ENERGY INC				388
WELLPOINT INC				1,279
WESTAR ENERGY INC				1,603
WESTERN DIGITAL CORP				539
WHITING PETROLEUM CORP				882
WISCONSIN ENERGY CORP				1,315
WYNN RESORTS LTD				807
XEROX CORP				845
XL GROUP PLC				1,443
YAHOO! INC				382

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - CONTINUED
December 31, 2011
(Dollars in thousands)

Identity of party involved/ description of asset	Rate	Maturity	Cost (a)	Current value
ZIONS BANCORPORATION				402
Blackrock Midcap - Continued				
Collective trust funds				
EB TEMPORARY INVESTMENT FD II				239
Cash				5
				$ 6,587,177

*Represents a party-in-interest transaction.

(a) Cost information omitted as all investments are fully participant directed.

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ABBOTT LABORATORIES STOCK RETIREMENT PLAN (PUERTO RICO)
DECEMBER 31, 2011 AND 2010

B102042

CONTENTS



Audit • Tax • Advisory
Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687
T 312.856.0200
F 312.565.4719
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Abbott Laboratories' Employee Benefit Board of Review
Abbott Laboratories Stock Retirement Plan (Puerto Rico)

We have audited the accompanying statements of net assets available for benefits of the Abbott Laboratories Stock Retirement Plan (Puerto Rico) (the Plan) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Chicago, Illinois
June 22, 2012

Abbott Laboratories Stock Retirement Plan (Puerto Rico)
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31,
(Dollars in thousands)

	2011	2010
Assets		
Cash	$ 325	$ 193
Investments, at fair value	218,111	202,475
Notes receivable from participants	19,374	21,051
Due from brokers	333	-
Total assets	238,143	223,719
Liabilities		
Due to brokers	255	192
NET ASSETS AVAILABLE FOR BENEFITS	$237,888	$223,527

The accompanying notes are an integral part of these statements.

Abbott Laboratories Stock Retirement Plan (Puerto Rico)
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2011
(Dollars in thousands)

Additions	
Contributions	
Employer	$ 5,784
Participant	10,529
Total contributions	16,313
Investment income	
Net appreciation in fair value of investments	15,569
Interest and dividends	6,001
Net investment income	21,570
Interest income on notes receivable from participants	655
Total additions	38,538
Deductions	
Benefits paid to participants	24,115
Other expenses	62
Total deductions	24,177
NET INCREASE	14,361
Net assets available for benefits	
Beginning of year	223,527
End of year	$237,888

The accompanying notes are an integral part of this statement.

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Abbott Laboratories Stock Retirement Plan (Puerto Rico) (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

Effective January 1, 1996, employees of Abbott Laboratories' ("Abbott") selected subsidiaries and affiliates in Puerto Rico (the "Company") may, after meeting certain employment requirements, voluntarily participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Mercer Trust Company and Mercer HR Outsourcing LLC (collectively, "Mercer") are the custodian ("Custodian") and record keeper of the Plan. Banco Popular de Puerto Rico serves as trustee ("Trustee") of the Plan.

Contributions and Vesting

Contributions to the Plan are paid to the Abbott Laboratories Stock Retirement Trust (Puerto Rico) (the "Trust"). The Trust is administered by the Trustee, the Custodian and an investment committee comprised of three Abbott employees (the "Committee").

Employees are eligible to make contributions on any entry date following their date of hire. Eligible employees electing to participate may contribute from 2% to 18% of their eligible earnings to the Trust, subject to certain limitations. Participants may choose to make their contributions from either pretax earnings or after-tax earnings or both. Participants who have attained age 50 before the end of the Plan year and who are making the maximum pretax contribution are eligible to make catch-up contributions. Participants' pretax contributions are a pay conversion feature, which is a salary deferral option under the provisions of Section 1165(e) of the Puerto Rico Internal Revenue Code. Participant contributions may be invested in any or all of the investment options.

Employer contributions to the Plan are made each payroll period based on the participating employees' eligible earnings. The amount of the employer contribution is determined by the Board of Directors of Abbott and, for the years ended December 31, 2011 and 2010, was 5% of

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

the participant's eligible earnings if the employee elected to contribute at least 2% of eligible earnings to the Plan. Employer contributions are invested each pay period according to the employee's investment elections.

The Plan offered the following investment options in 2011 and 2010: Abbott common shares, Vanguard Institutional Index Fund Plus, Vanguard Institutional Developed Markets Fund, Vanguard Extended Market Index Fund, American Funds (including Growth Fund of America, The Investment Company of America Fund, Washington Mutual Investors Fund, and EuroPacific Growth Fund), Dodge & Cox Balanced Fund, PIMCO All Asset Fund, PIMCO Total Return Fund, PIMCO Money Market Fund (Institutional), Blackrock International Opportunities Fund, Blackrock Mid Cap Value Equity Fund, and Wellington Mid Cap Growth Fund. In addition, participants who received Hospira, Inc. ("Hospira") stock as a result of the spin-off of Hospira, Inc. from Abbott on April 30, 2004, may continue to hold the stock in their accounts.

Effective January 29, 2010, various structural changes were made to several Plan investment options in order to lower investment management fees. American Fund investment options now offer Class R6 shares which have a lower expense ratio than the previously offered Class R5 shares, therefore the American Fund options moved from Class R5 to Class R6. In addition, during 2010 the BlackRock Mid Cap Value Equity Fund and Dodge & Cox Balanced Fund portfolios were converted from mutual funds to managed accounts. During 2011 both managed accounts were converted back to mutual funds.

Participants may direct the Trustee to sell all or a portion of the Abbott common shares held in their accounts and reinvest the proceeds in any of the investment options available to the participants.

Participants are at all times fully vested in their own contributions. Vesting in employer contributions is based on the following vesting schedule:

Service	Vesting percentage
Less than two years	0%
Two years or more	100%

Participants are at all times fully vested in the earnings on both participant and vested employer contributions.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Non-vested portions of employer contributions and earnings thereon are forfeited as of an employee's termination date. Forfeitures are used to (1) restore any forfeitures of participants who returned to service with the Company within a given period of time, (2) pay Plan expenses and (3) reduce future employer contributions if terminated participants do not return to service within the given period of time. In 2011 and 2010, forfeitures reduced Abbott's contributions by $1,782 and $3,048, respectively. No forfeitures were available at the end of 2011 or 2010 to reduce future Abbott contributions.

Distributions

Following retirement, termination or death, participants or their beneficiaries receive a distribution in cash, Abbott common shares or direct rollovers, as applicable. Also, upon retirement, participants may elect to defer distribution to a future date, but distribution must be made by the 1st of April following the year the participant reaches age 70-1/2 or, if earlier, the 1st of April following the year in which the participant dies. Interest, dividends and other earnings will continue to accrue on such deferred amounts. Prior to separation of service, participants are permitted to withdraw their after-tax contributions in shares or in cash, subject to certain limitations.

Notes Receivable from Participants

Participants may convert their pretax accounts to one or two loans to themselves. The borrowing may not exceed the lesser of the current market value of the assets allocated to their pretax accounts or 50% of all of their Plan accounts up to $50,000, subject to Puerto Rico Internal Revenue Code and Department of Labor's limitations and restrictions. Participants pay interest on such borrowings at the prime rate in effect at the time the participant loan is made. Loans must be repaid within five years (or by the employee's anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended to a period of fifteen years (or until the employee's anticipated retirement date, if sooner). Repayment is generally made through periodic payroll deductions but a loan may be repaid in a lump sum at any time. For employees terminating employment with Abbott during the repayment period, the balance of the outstanding loan is netted from their Plan distribution.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Adoption of New Accounting Rules

In January 2010, the FASB issued ASU 2010-06 which amended the rules regarding fair value measurement to include, among other things, additional disclosure for transfers between the Level 1 (Quoted Prices in Active Markets) and Level 2 (Significant Other Observable Inputs) categories. The Plan adopted this new guidance effective December 31, 2010 and determined that it did not have a material effect on the Plan's financial statements. In addition, effective for fiscal years beginning after December 15, 2010, separate disclosure of the purchase, sale, issuance, and settlement of assets measured using significant unobservable inputs is required. The Plan adopted this amendment in its December 31, 2011 financial statements. This amendment did not have a material impact on the Plan's financial statements.

In May 2011, the FASB issued guidance around ASU 2011-04 clarifying how to measure and disclose fair value. This guidance amends the application of existing fair value measurement requirements, while other amendments change a particular principle in existing fair value measurement guidance. In addition, this guidance requires additional fair value disclosures, although certain of these new disclosures will not be required for nonpublic entities. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of the amended guidance will have on the Plan's financial statements, but does not expect the impact to be material.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation

Plan management uses the following methods and significant assumptions to estimate the fair value of investments:

Common stock and mutual funds - Valued at the published market price per unit multiplied by the number of shares or units held.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation

Fixed income - Valued at the published market price per unit or prices obtained from independent financial services industry-recognized vendors multiplied by the number of units held.

Money market fund – Valued at the published net asset value of $1 per unit.

Collective trust funds - Valued at the net asset value provided by the administrator of the fund. The net asset value is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.

The following tables summarize the basis used to measure assets at fair value at December 31, 2011 and 2010 (dollars in thousands):

	Basis of Fair Value Measurement			
2011	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Total
Common stock				
Abbott	$ 124,232	$ -	$ -	$ 124,232
Hospira	2,103	-	-	2,103
Total common stock	126,335	-	-	126,335
Mutual funds				
Growth	8,098	-	-	8,098
Blend	14,244	-	-	14,244
Value	16,442	-	-	16,442
Income	11,258	-	-	11,258
Total mutual funds	50,042	-	-	50,042
Money market fund	39,593	-	-	39,593
Collective trust fund				
Growth (b)	-	2,141	-	2,141
Total assets at fair value	$ 215,970	$ 2,141	$ -	$ 218,111

Abbott Laboratories Stock Retirement Plan (Puerto Rico)
NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2011 and 2010

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

	Basis of Fair Value Measurement			
2010	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Total
Common stock				
Abbott	$ 125,586	$ -	$ -	$ 125,586
Hospira	4,690	-	-	4,690
Total common stock	130,276	-	-	130,276
Managed accounts				
Common stock				
Midcap	2,208	-	-	2,208
Information technology & telecommunication services	1,426	-	-	1,426
Consumer discretionary & consumer staples	1,207	-	-	1,207
Healthcare	1,117	-	-	1,117
Financials	1,005	-	-	1,005
Materials and industrials	631	-	-	631
Energy	585	-	-	585
Total common stock	8,179	-	-	8,179
Fixed income				
U.S. Treasury	129	-	-	129
Corporate	-	846	-	846
Mortgage related	-	807	-	807
Government related	-	93	-	93
Total fixed income	129	1,746	-	1,875
Collective trust funds				
Cash equivalents (a)	372	-	-	372
Total managed accounts	8,680	1,746	-	10,426
Mutual funds				
Growth	8,396	-	-	8,396
Blend	14,817	-	-	14,817
Value	6,273	-	-	6,273
Income	8,406	-	-	8,406
Total mutual funds	37,892	-	-	37,892
Money market fund	21,873	-	-	21,873
Collective trust fund				
Growth (b)	-	2,008	-	2,008
Total assets at fair value	$ 198,721	$ 3,754	$ -	$ 202,475

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

(a) The collective trusts in the managed accounts do not have a readily determinable fair value and are valued at their net asset value per share as provided by the funds' administrators. The investment strategy of these investments is to maximize short term interest income on short term investment funds while providing book value liquidity for participant withdrawals. Redemption from the funds is permitted daily.

(b) The collective trust fund does not have a readily determinable fair value and is valued at its net asset value per share as provided by the fund's administrators. The investment strategy of this investment is to achieve long-term total return in excess of the Russell Mid-Cap Growth Index. Redemption from the fund is permitted daily.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan.

Investment Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net realized and unrealized appreciation/depreciation is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Administrative Expenses

Participants are charged transaction fees for loan and withdrawal processing and commissions on purchases and sales of Abbott shares and Hospira stock. Investment fees for mutual funds, collective trusts, and money market funds are charged against the net assets of the respective fund. The Company pays other Mercer record-keeping and administration fees, where applicable.

Payment of Benefits

Benefits are recorded when paid.

NOTE C - INVESTMENTS

The following investments represented 5% or more of the Plan's net assets at December 31, 2011 and 2010 (dollars in thousands):

	2011	2010
Abbott common shares	$124,232	$125,586
PIMCO Money Market	39,593	21,873

Distributions of Abbott common shares and conversions of participants' common share account balances to participant loans or other investment options are recorded at fair market value.

A summary of Abbott common share data as of December 31, 2011 and 2010 is presented below:

	2011	2010
Abbott common shares, 2,209,360 and 2,621,296 shares, respectively (dollars in thousands)	$124,232	$125,586
Market value per share	$56.23	$47.91

During 2011, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (dollars in thousands):

Common shares/stock	$18,806
Fixed income	(46)
Mutual funds	(2,921)
Collective trust funds	(270)
	$15,569

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant accounts and the amounts reported in the statements of net assets available for benefits.

NOTE D - RELATED-PARTY TRANSACTIONS

A significant portion of the Plan's assets is invested in Abbott common shares. Bank of New York Mellon is the custodian of these shares and therefore is considered a party in interest.

NOTE E - PLAN TERMINATION

The Plan may be terminated at any time by Abbott upon written notice to the Trustee and Committee, and will be terminated if Abbott completely discontinues its contributions under the Plan. All participants' account balances are fully vested upon Plan termination. Upon termination of the Plan, distributions of each participant's share in the Trust, as determined by the terms of the Plan, will be made to each participant. At the present time, Abbott has no intention of terminating the Plan.

NOTE F - TAX STATUS

On November 15, 2010, the Department of the Treasury of the Commonwealth of Puerto Rico issued its most recent letter to the effect that the Plan, as written, qualifies under Section 1165(e) of the Puerto Rico Internal Revenue Code of 1994 (the "Code") and, consequently, is exempt from local income tax. The Plan has been amended since the letter was issued. The Plan's management believes that the Plan is designed and is currently being operated, in all material respects, in accordance with the Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011 and 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE G – SUBSQUENT EVENTS

Effective as of January 1, 2012, the maximum deferral that participants may contribute to the Plan increased from 18% of eligible earnings to 25%, subject to certain limitations. In addition, prior to a separation of service, participants are permitted to withdraw their rollover contributions in addition to the previously permitted withdrawal of after tax contributions.

NOTE G – SUBSEQUENT EVENTS - Continued

In October 2011, Abbott announced a plan to separate into two publicly traded companies, one in diversified medical products and the other in research-based pharmaceuticals. To accomplish the separation, Abbott plans to create a new company called AbbVie Inc. for its research-based pharmaceuticals business which will include Abbott's Proprietary Pharmaceutical Products segment. The transaction is expected to take the form of a tax-free distribution to Abbott shareholders of the stock of the newly created research-based pharmaceutical company and is expected to be completed by the end of 2012.

SUPPLEMENTAL SCHEDULE

SUPPLEMENTAL SCHEDULE

Abbott Laboratories Stock Retirement Plan (Puerto Rico)
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2011
(Dollars in thousands)

Identity of party involved/ description of asset	Cost (a)	Current value
*Abbott Laboratories, common shares		$ 124,232
Hospira, Inc., common stock		2,103
Mutual funds		
American Funds EuroPacific Growth Fund, Class R6		6,138
American Funds Growth Fund of America, Class R6		8,098
American Funds The Investment Company of America Fund, Class R6		5,067
American Funds Washington Mutual Investors Fund, Class R6		1,620
Blackrock International Opportunities Fund		2,157
Blackrock Mid Cap Value Equity Fund		2,208
Dodge & Cox Balanced Fund		7,547
PIMCO All Asset Fund		5,128
PIMCO Total Return Fund		6,130
Vanguard Extended Market Index Fund		2,395
Vanguard Institutional Developed Markets Fund		757
Vanguard Institutional Index Fund Plus		2,797
Money market fund		
PIMCO Money Market Fund (Institutional)		39,593
Collective trust fund		
Wellington Mid Cap Growth Fund		2,141
*Loans to participants, 3.25% to 9.50%		19,374
		$ 237,485

*Represents a party-in-interest transaction.

(a) Cost information omitted as all investments are fully participant directed.

EXHIBITS

23.1 Consent of Independent Registered Public Accounting Firm - Abbott Laboratories Stock Retirement Plan.

23.2 Consent of Independent Registered Public Accounting Firm - Abbott Laboratories Stock Retirement Plan (Puerto Rico).

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ABBOTT LABORATORIES STOCK RETIREMENT PROGRAM

Date: June 25 2012

By: 

Timothy J. Richmond
Plan Administrator

EXHIBIT INDEX

Exhibit No.	Exhibit
23.1	Consent of Independent Registered Public Accounting Firm - Abbott Laboratories Stock Retirement Plan.
23.2	Consent of Independent Registered Public Accounting Firm - Abbott Laboratories Stock Retirement Plan (Puerto Rico).



Audit • Tax • Advisory
Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687
T 312.856.0200
F 312.565.4719
www.GrantThornton.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated June 22, 2012, with respect to the financial statements and supplemental schedule included in the Annual Report of the Abbott Laboratories Stock Retirement Plan on Form 11-K for the year then ended December 31, 2011. We hereby consent to the incorporation by reference of said report in the Registration Statements of Abbott Laboratories' previously filed S-8 Registration Statements for the Abbott Laboratories Stock Retirement Program as follows:

File No.	Effective Date
33-26685	January 23, 1989
33-50452	August 4, 1992
33-51585	December 20, 1993
33-56897	December 16, 1994
33-65127	December 18, 1995
333-19511	January 10, 1997
333-43383	December 29, 1997
333-69579	December 23, 1998
333-93257	December 21, 1999
333-74224	November 30, 2001
333-102180	December 23, 2002
333-109253	September 29, 2003
333-124849	May 12, 2005
333-141116	March 7, 2007
333-153198	August 26, 2008
333-169888	October 12, 2010

Grant Thornton LLP

Chicago, Illinois
June 22, 2012



Audit • Tax • Advisory
Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687
T 312.856.0200
F 312.565.4719
www.GrantThornton.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated June 22, 2012, with respect to the financial statements and supplemental schedule included in the Annual Report of the Abbott Laboratories Stock Retirement Plan (Puerto Rico) on Form 11-K for the year then ended December 31, 2011. We hereby consent to the incorporation by reference of said report in the Registration Statements of Abbott Laboratories' previously filed S-8 Registration Statements for the Abbott Laboratories Stock Retirement Program as follows:

File No.	Effective Date
33-26685	January 23, 1989
33-50452	August 4, 1992
33-51585	December 20, 1993
33-56897	December 16, 1994
33-65127	December 18, 1995
333-19511	January 10, 1997
333-43383	December 29, 1997
333-69579	December 23, 1998
333-93257	December 21, 1999
333-74224	November 30, 2001
333-102180	December 23, 2002
333-109253	September 29, 2003
333-124849	May 12, 2005
333-141116	March 7, 2007
333-153198	August 26, 2008
333-169888	October 12, 2010

Grant Thornton LLP

Chicago, Illinois
June 22, 2012